SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of July 2014

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	ORIX’s First Quarter Consolidated Financial Results (April 1, 2014 – June 30, 2014) filed with the Tokyo Stock Exchange on Wednesday July 30, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: July 30, 2014	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2014 – June 30, 2014

July 30, 2014

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purposes in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsucho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: haruyasu_yamada@orix.co.jp

Consolidated Financial Results from April 1, 2014 to June 30, 2014

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL http://www.orix.co.jp/grp/en/ir/index.html)

1. Performance Highlights as of and for the Three Months Ended June 30, 2014

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
June 30, 2014	437,743	58.6%	86,402	57.0%	111,316	79.8%	68,605	52.4%
June 30, 2013	276,072	10.6%	55,030	50.5%	61,928	31.7%	45,007	29.4%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥54,060 million for the three months ended June 30, 2014 (year-on-year change was a 4.0% increase) and ¥51,989 million for the three months ended June 30, 2013 (year-on-year change was a 182.2% increase).

	Basic Earnings Per Share	Diluted Earnings Per Share
June 30, 2014	52.38	52.31
June 30, 2013	36.62	34.79

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes and Discontinued Operations.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
June 30, 2014	8,980,708	2,106,702	1,943,506	21.6%
March 31, 2014	9,069,392	2,095,178	1,918,740	21.2%

*Note 3:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

Dividends Per Share
March 31, 2014	23.00

*Note 4:	Dividend amount for the fiscal year ending March 31, 2015 has not yet been determined.

3. Targets for the Year Ending March 31, 2015 (Unaudited)

Fiscal Year	Total Revenues	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change	Basic Earnings Per Share
March 31, 2015	1,800,000	34.2%	210,000	12.4%	160.29

*Note 5:	“Operating Income” and “Income before Income Taxes and Discontinued Operations” are not disclosed as it is difficult to forecast “Discontinued operations, net of applicable tax effect.”

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( x ) No ( )

*Note 6:	For details, please see “(3) Changes in Accounting Principles, Procedures and Disclosures” in Section 2 “Others” on page 7.

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,323,639,628 as of June 30, 2014, and 1,322,777,628 as of March 31, 2014.

2. The number of treasury stock shares was 13,333,777 as of June 30, 2014, and 13,333,334 as of March 31, 2014.

3. The average number of outstanding shares was 1,309,825,876 for the three months ended June 30, 2014, and 1,229,189,315 for the three months ended June 30, 2013.

1. Summary of Consolidated Financial Results

(1) Analysis of Financial Highlights

Financial Results for the Three-Month period Ended June 30, 2014

		Three-month period ended June 30, 2013	Three-month period ended June 30, 2014	Change	Year on Year Change
Total Revenues	(millions of yen)	276,072	437,743	161,671	59%
Total Expenses	(millions of yen)	221,042	351,341	130,299	59%
Income Before Income Taxes and Discontinued Operations	(millions of yen)	61,928	111,316	49,388	80%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	45,007	68,605	23,598	52%
Earnings Per Share (Basic)	(yen)	36.62	52.38	15.76	43%
(Diluted)	(yen)	34.79	52.31	17.52	50%
ROE (Annualized)	(%)	10.8	14.2	3.4	—
ROA (Annualized)	(%)	2.16	3.04	0.88	—

Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.

Economic Environment

Steady growth in global economy continues due in part to improvement in the U.S. economy and recovery of the European economy despite some signs of weakness in China and other emerging economies.

In the United States, quantitative easing (QE3) is on a tapering trend but continues to maintain stable growth with recovery in the employment market, increasing housing demand, and an increase in consumer spending.

The European economy continues to be on the path of steady recovery against the backdrop of fiscal policies including monetary easing, even though it still carries downside risks such as decelerating growth.

In Asia, while China is in the process of shifting the emphasis of its economic policy away from high growth and toward stable growth, other emerging economies are expected to maintain high growth due in part to economic resurgence among developed countries.

The Japanese economy also continues to show signs of steady growth with a stable employment level, due in part to monetary easing by the Bank of Japan and various economic measures despite a temporary negative impact on consumer spending and housing investment by the consumption tax hike that went into effect in April 2014.

Overview of Business Performance (April 1, 2014 to June 30, 2014)

Total revenues for the three-month period ended June 30, 2014 (hereinafter, “the first consolidated period”) increased 59% to ¥437,743 million compared to ¥276,072 million during the same period of the previous fiscal year. Compared to the same period of the previous fiscal year, revenues from asset management and servicing increased due to the consolidation of Robeco Groep N.V. (hereinafter, “Robeco”) which was acquired on July 1, 2013, other operating revenues and real estate sales increased due to factors including the consolidation of DAIKYO INCORPORATED (hereinafter, “DAIKYO”) which was acquired on February 27, 2014, contributions from subsidiaries acquired as a part of our private equity investments, and growth in our environment and energy-related business. In addition, brokerage commissions and net gains on investment securities increased due to the sale of shares of Monex Group Inc. On the other hand, interest on loans and investment securities decreased compared to the same period of the previous fiscal year due to a decrease in the average balance of installment loans.

Total expenses increased 59% to ¥351,341 million compared to ¥221,042 million during the same period of the previous fiscal year. Costs of real estate sales, expenses from asset management and servicing, and other operating expenses increased in line with an increase in revenues. Selling, general and administrative expenses also increased due to an increase in consolidation of acquired companies and strong fee business in the United States. Meanwhile, interest expense decreased due to a decrease in the average balance of borrowings.

Gains on sales of subsidiaries and affiliates and liquidation losses, net increased compared to the same period of the previous fiscal year primarily due to the recognition of gain on sale of partial shares of STX Energy Co., Ltd. (presently GS E&R Corp., hereinafter, “STX Energy”).

As a result of the foregoing, income before income taxes and discontinued operations for the first consolidated period increased 80% to ¥111,316 million compared to ¥61,928 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation shareholders increased 52% to ¥68,605 million compared to ¥45,007 million during the same period of the previous fiscal year.

Segment Information

Segment profits increased 63% to ¥106,155 million compared to ¥65,253 million during the same period of the previous fiscal year. The Overseas Business, Retail, and Real Estate segments made significant profit contributions and the Corporate Financial Services segment also displayed strong performance, but profits from the Investment and Operation segment decreased and profits from the Maintenance Leasing segment stayed flat compared to the same period of the previous fiscal year.

Segment information for the first consolidated period is as follows:

Corporate Financial Services Segment: Lending, leasing and fee business

		Three-month period ended June 30, 2013	Three-month period ended June 30, 2014	Change	Year on Year Change
Segment Profits	(millions of yen)	5,246	5,852	606	12%

		As of March 31, 2014	As of June 30, 2014	Change	Year on Year Change
Segment Assets	(millions of yen)	992,078	994,839	2,761	0%

In Japan, we are seeing a steady growth in capital expenditures and continued improvement in corporate revenues, despite a temporary negative impact on consumer spending and housing investment by the consumption tax hike that went into effect in April 2014. We are also seeing an increase in lending by the financial institutions to small and medium enterprises (“SMEs”) in addition to large corporations, and we anticipate an increase in corporate capital expenditure as companies take advantage of the favorable funding environment. Meanwhile, the competition in lending continues to intensify.

Installment loan revenues decreased in line with a decrease in the average balance of installment loans. On the other hand, direct financing lease revenues remained robust due to an increase in the average balance of direct financing leases. Segment profits increased compared to the same period of the previous fiscal year due to robust fee business including solar panel and life insurance sales to domestic SMEs.

Segment assets were flat compared to the end of the previous fiscal year with an increase in investment in securities offsetting a decrease in installment loans.

Maintenance Leasing Segment: Automobile leasing and rentals, car sharing and precision measuring equipment and IT-related equipment rentals and leasing

		Three-month period ended June 30, 2013	Three-month period ended June 30, 2014	Change	Year on Year Change
Segment Profits	(millions of yen)	11,031	11,014	(17)	(0%)

		As of March 31, 2014	As of June 30, 2014	Change	Year on Year Change
Segment Assets	(millions of yen)	622,009	637,097	15,088	2%

In the automobile leasing industry, the number of new auto leases is on a recovery trend against the backdrop of Japan’s steady economic recovery, despite some temporary negative impact from the consumption tax hike that went into effect in April 2014. Furthermore, in the car rental industry, we are seeing a shift toward expanding truck rental locations to respond to the increasing construction demand.

Operating lease revenues and direct financing lease revenues increased due to the steady expansion of assets in the automobile business, and selling, general and administrative expenses and costs of operating leases increased in line with an increase in revenues. Segment profits remained at the same level as the same period of the previous fiscal year as a result of an increase in profits driven by the asset growth offsetting a decrease in gains on sales of used cars.

Segment assets increased compared to the end of the previous fiscal year due to steady increases in investment in operating leases and investment in financing leases mainly in the automobile business.

Real Estate Segment: Real estate development, rental and financing; facility operation; REIT asset management; and real estate investment and advisory services

			Three-month period ended June 30, 2013	Three-month period ended June 30, 2014	Change	Year on Year Change
Segment Profits	(millions of yen	)	5,545	10,847	5,302	96%

			As of March 31, 2014	As of June 30, 2014	Change	Year on Year Change
Segment Assets	(millions of yen	)	962,404	916,060	(46,344)	(5%)

Office rents and vacancy rates in the Japanese office building market are continuing to show signs of improvement. In the J-REIT market, property acquisitions are increasing as a result of new stock exchange listings and capital raising activities through public offerings. We are also seeing sales of large real estates and rising sales prices due to increased competition among buyers.

Rental and interest revenues decreased due to a decrease in asset balance and real estate sales decreased in accordance with a decrease in the number of condominium units delivered mainly by ORIX Real Estate. On the other hand, gains on sales of real estate under operating leases increased. In addition, segment profits increased compared to the same period of the previous fiscal year due to decreases in losses from inventory valuation which are included in costs of real estate sales and write-downs of long-lived assets.

Segment assets decreased compared to the end of the previous fiscal year as a result of asset turnover centered on rental properties.

Investment and Operation Segment: Environment and energy-related business, principal investment, and loan servicing (asset recovery)

			Three-month period ended June 30, 2013	Three-month period ended June 30, 2014	Change	Year on Year Change
Segment Profits	(millions of yen	)	10,699	9,835	(864)	(8%)

			As of March 31, 2014	As of June 30, 2014	Change	Year on Year Change
Segment Assets	(millions of yen	)	565,740	568,353	2,613	0%

In the environment and energy-related business in Japan, there has been ongoing, active investment in the power generation business, such as mega-solar projects. In addition, investment targets are expanding beyond solar power generation projects to include wind and geothermal power generation projects. In the capital markets, the fiscal year ended March 31, 2014 marked the fourth consecutive year of increase in the number of initial public offerings and we are seeing a continuation of the favorable environment into this fiscal year. In addition, M&A activities are increasing on the back of recovery in corporate profitability.

Segment profits decreased compared to the same period of the previous fiscal year due to a decrease in installment loan revenues in the loan servicing business despite solid profit contributions from the investees in the principal investment business and the environment and energy-related business.

Segment assets were approximately at the same level as the end of the previous fiscal year due to an increase in assets in the environment and energy-related business, despite decreases in installment loans in the loan servicing business and DAIKYO’s inventories.

Retail Segment: Life insurance, banking and the card loan business

			Three-month period ended June 30, 2013	Three-month period ended June 30, 2014	Change	Year on Year Change
Segment Profits	(millions of yen	)	17,223	28,954	11,731	68%

			As of March 31, 2014	As of June 30, 2014	Change	Year on Year Change
Segment Assets	(millions of yen	)	2,166,986	2,131,107	(35,879)	(2%)

Although the life insurance business is being affected by macro factors such as a decline in the population, demand for medical insurance is increasing. In the consumer finance sector, we are seeing an increase in loan demand which may be attributed to an improvement in consumer confidence in line with Japan’s economic recovery.

Segment profits increased significantly compared to the same period of the previous fiscal year due to an increase in installment loan revenues in the banking business, an increase in insurance premium income as a result of an increase in the number of policies in force in the life insurance business and recognition of gain on sale of shares of Monex Group Inc.

Segment assets decreased compared to the end of the previous fiscal year due to a significant drop in investment in securities and installment loans that were held for investment purposes in the life insurance business, as well as the sale of Monex Group shares, despite a steady increase in assets in the banking business.

Overseas Business Segment: Leasing, lending, investment in bonds, investment banking, asset management and ship- and aircraft-related operations

			Three-month period ended June 30, 2013	Three-month period ended June 30, 2014	Change	Year on Year Change
Segment Profits	(millions of yen	)	15,509	39,653	24,144	156%

			As of March 31, 2014	As of June 30, 2014	Change	Year on Year Change
Segment Assets	(millions of yen	)	1,972,138	1,934,534	(37,604)	(2%)

In the United States, quantitative easing (QE3) is on a tapering trend but continues to maintain stable growth with recovery in the employment market, increasing housing demand, and an increase in consumer spending. The European economy continues to be on the path of steady recovery against the backdrop of fiscal policies including monetary easing, even though it still carries downside risks such as decelerating growth. In Asia, while China is in the process of shifting the emphasis of its economic policy away from high growth and toward stable growth, other emerging economies are expected to maintain high growth due in part to economic resurgence among developed countries.

Fee revenues in the United States increased in addition to an increase in asset management revenues as a result of the acquisition of Robeco on July 1, 2013. Furthermore, we recognized a gain on sale of partial shares of STX Energy, which prior to the sale of partial shares was our consolidated subsidiary. Segment profits increased significantly compared to the same period of the previous fiscal year despite an increase in selling, general, and administrative expenses due to an increase in revenues.

Segment assets decreased compared to the end of the previous fiscal year. Installment loans and investment in securities increased in the United States while other operating assets decreased due to the sale of partial shares of STX Energy, which as a result of the sale became an equity method affiliate from a consolidated subsidiary of the company.

(2) Qualitative Information Regarding Consolidated Financial Condition

Financial Condition

		As of March 31, 2014	As of June 30, 2014	Change	Year on Year Change
Total Assets	(millions of yen)	9,069,392	8,980,708	(88,684)	(1%)
(Segment Assets)		7,281,355	7,181,990	(99,365)	(1%)
Total Liabilities	(millions of yen)	6,921,037	6,821,149	(99,888)	(1%)
(Long- and Short-term Debt)		4,168,465	4,119,537	(48,928)	(1%)
(Deposits)		1,206,413	1,195,330	(11,083)	(1%)
Shareholders’ Equity	(millions of yen)	1,918,740	1,943,506	24,766	1%
Shareholders’ Equity Per Share	(yen)	1,465.31	1,483.25	17.94	1%

Note 1:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on US-GAAP. Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets decreased 1% to ¥8,980,708 million compared to ¥9,069,392 million at the end of the previous fiscal year. Installment loans increased primarily due to an increase in new transactions in the United States. Meanwhile, investment in operating leases decreased due to the sales of rental properties and aircraft, investment in securities decreased due to sales and redemptions of government bond and shares of Monex Group Inc., and inventories decreased due to delivery of condominiums. In addition, other operating assets and other assets decreased as a result of STX Energy, changing from a consolidated subsidiary to an equity-method affiliate. Segment assets decreased 1% compared to the end of the previous fiscal year to ¥7,181,990 million.

The balance of interest bearing liabilities is managed at an appropriate level taking into account the projection or condition of assets and liquidity on-hand as well as the domestic and overseas financial environment. As a result, long-term debt and deposits decreased compared to the end of the previous fiscal year.

Shareholders’ Equity increased 1% to ¥1,943,506 million compared to the end of the previous fiscal year primarily due to an increase in retained earnings.

(3) Qualitative Information Regarding Targets for Consolidated Financial Results

Financial Highlights for the Fiscal Year Ending March 31, 2015

Based on the operating environment described above and management policies described below, ORIX Corporation targets total revenues of ¥1,800,000 million (up 34.2 % year on year) and net income attributable to ORIX Corporation shareholders of ¥210,000 million (up 12.4 % year on year) for the fiscal year ending March 31, 2015.

In addition to the stable profits from our existing business operations established thus far, as indicated below, we believe that there are new growth opportunities in all of our segments and we aim to grow profits by embracing these opportunities in the fiscal year ending March 31, 2015.

The Corporate Financial Services segment aims to further expand its customer base and increase small-sized quality assets by strengthening cooperation with the Group companies. At the same time, the segment will accelerate the “Finance + Services” strategy through the expansion of fee revenues by providing products and services that meet the customer needs including environment and energy related demands. Furthermore, a progress in government’s growth strategy will open up opportunities in new areas, and in such circumstance, the segment will aim to actively embrace those opportunities.

The Maintenance Leasing segment aims to increase new business volume and expand high value-added services in the automobile business, and capture demands in growth areas and expand peripheral services in the rental business. The segment expects stable profits from its existing businesses, and at the same time, aims to further expand its market share and develop new markets in both automobile and rental businesses.

The Real Estate segment aims to enhance its stable revenue base by promoting its facilities operation and asset management businesses while continuing to turnover assets by taking advantage of the favorable business environment.

The Investment and Operation segment aims to grow profits through the expansion of its environment and energy business, promotion of principal investments both in Japan and overseas, and pursuit of revenue opportunities by capitalizing on its loan servicing expertise. In particular, with the renewable energy field, the segment is considering advancement into new business fields including geothermal and wind power generation in addition to continuing its focus on sales of solar panels and mega solar business.

The Retail segment aims to increase card loan balances via the consolidated management of ORIX Bank and ORIX Credit. The segment aims to expand the scale of the life insurance business by enhancing the agency network and increasing the sales of first sector products on top of the third sector products.

The Overseas Business segment aims to grow profits through enhancement of its fee business in the U.S. and expansion of its leasing asset balance and further business diversification in Asia. In addition, the segment seeks to strengthen global business base and raise the level of service related revenues of the Group by expanding Robeco’s AUM.

Although forward-looking statements in this document such as forecasts are attributable to current information available to ORIX Corporation and are based on assumptions deemed rational by ORIX Corporation, actual financial results may differ materially due to various factors. Therefore, readers are urged not to place undue reliance on these figures and predictions.

Various factors that could cause these figures and predictions to differ materially include, but are not limited to, those described under “Risk Factors” in the March 31, 2014 Form 20-F submitted to the U.S. Securities and Exchange Commission.

2. Others

(1) Changes in Significant Consolidated Subsidiaries

There is no corresponding item.

(2) Adoption of Simplified Accounting Method

There is no corresponding item.

(3) Changes in Accounting Principles, Procedures and Disclosures

In April 2014, Accounting Standards Update 2014-08 (“Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”—ASC 205 (“Presentation of Financial Statements”) and ASC 360 (“Property, Plant, and Equipment”)) was issued. This Update requires an entity to report a disposal or a classification as held for sale of a component of an entity or a group of components of an entity in discontinued operations if it represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. The Company and its subsidiaries early adopted this Update on April 1, 2014.

In accordance with this Update, the Company and its subsidiaries report a disposal of a component or a group of components of the Company and its subsidiaries in discontinued operations if the disposal represents a strategic shift which has (or will have) a major effect on the company and its subsidiaries’ operations and financial results when the component or group of components is disposed by sale or classified as held for sale on or after April 1, 2014. The adoption did not have a material effect on the Company and its subsidiaries’ results of operations or financial position.

This Update does not apply to a disposal or a classification as held for sale of a component or a group of components of the Company and its subsidiaries which have previously been reported in the financial statements. Accordingly, during the three months ended June 30, 2014, the Company and its subsidiaries continue to report gains on sales and the results of operations of subsidiaries, business units, and certain rental properties, which was classified as held for sale at March 31, 2014, as income from discontinued operations in the accompanying consolidated statements of income in accordance with ASC 205-20 prior to the early adoption of the amendments.

3. Financial Information

(1) Condensed Consolidated Balance Sheets

(As of March 31, 2014 and June 30, 2014)

(Unaudited)

(millions of yen)

Assets	March 31, 2014	June 30, 2014
Cash and Cash Equivalents	827,299	828,052
Restricted Cash	86,690	81,269
Time Deposits	7,510	22,925
Investment in Direct Financing Leases	1,094,073	1,090,648
Installment Loans	2,315,555	2,344,001

(The amounts of ¥12,631 million of installment loans as of March 31, 2014 and ¥7,809 million of installment loans as of June 30, 2014 are measured at fair value by electing the fair value option under FASB Accounting Standards Codification 825.)

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(84,796)	(81,294)
Investment in Operating Leases	1,375,686	1,339,161
Investment in Securities	1,214,576	1,204,114

(The amounts of ¥11,433 million of investment in securities as of March 31, 2014 and ¥15,978 million of investment in securities as of June 30, 2014 are measured at fair value by electing the fair value option under FASB Accounting Standards Codification 825.)

Other Operating Assets	312,774	255,496
Investment in Affiliates	314,300	313,271
Other Receivables	239,958	254,704
Inventories	136,105	127,234
Prepaid Expenses	61,909	72,713
Office Facilities	126,397	128,063
Other Assets	1,041,356	1,000,351

Total Assets	9,069,392	8,980,708

Liabilities and Equity

Short-Term Debt	309,591	334,524
Deposits	1,206,413	1,195,330
Trade Notes, Accounts Payable and Other Liabilities	443,333	388,160
Accrued Expenses	190,414	166,279
Policy Liabilities	454,436	461,560
Current and Deferred Income Taxes	299,509	330,811
Security Deposits	158,467	159,472
Long-Term Debt	3,858,874	3,785,013

Total Liabilities	6,921,037	6,821,149

Redeemable Noncontrolling Interests	53,177	52,857

Commitments and Contingent Liabilities

Common Stock	219,546	220,051
Additional Paid-in Capital	255,449	256,051
Retained Earnings	1,467,602	1,505,807
Accumulated Other Comprehensive Income (Loss)	2	(14,543)
Treasury Stock, at Cost	(23,859)	(23,860)

Total ORIX Corporation Shareholders’ Equity	1,918,740	1,943,506

Noncontrolling Interests	176,438	163,196

Total Equity	2,095,178	2,106,702

Total Liabilities and Equity	9,069,392	8,980,708

	March 31, 2014	June 30, 2014
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	38,651	32,340
Defined benefit pension plans	(6,228)	(6,313)
Foreign currency translation adjustments	(31,987)	(39,880)
Net unrealized losses on derivative instruments	(434)	(690)

	2	(14,543)

(2) Condensed Consolidated Statements of Income

(For the Three Months Ended June 30, 2013 and 2014)

(Unaudited)

(millions of yen)
	Three Months ended June 30, 2013	Three Months ended June 30, 2014
Total Revenues :	276,072	437,743

Direct financing leases	14,242	15,234
Operating leases	80,304	84,373
Interest on loans and investment securities	37,286	29,922
Brokerage commissions and net gains on investment securities	7,550	23,909
Life insurance premiums and related investment income	37,518	40,428
Real estate sales	1,728	32,112
Gains on sales of real estate under operating leases	64	6,272
Revenues from asset management and servicing	4,888	44,219
Other operating revenues	92,492	161,274

Total Expenses :	221,042	351,341

Interest expense	22,844	18,739
Costs of operating leases	52,189	57,108
Life insurance costs	23,964	27,286
Costs of real estate sales	5,093	30,073
Expenses from asset management and servicing	173	12,309
Other operating expenses	50,697	111,263
Selling, general and administrative expenses	59,956	90,930
Provision for doubtful receivables and probable loan losses	2,348	251
Write-downs of long-lived assets	2,771	2,738
Write-downs of securities	688	100
Foreign currency transaction loss, net	319	544

Operating Income	55,030	86,402

Equity in Net Income of Affiliates	3,932	5,066
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	2,966	19,848

Income before Income Taxes and Discontinued Operations	61,928	111,316

Provision for Income Taxes	20,954	38,916

Income from Continuing Operations	40,974	72,400

Discontinued Operations:
Income from discontinued operations, net	8,245	101
Provision for income taxes	(3,189)	(36)

Discontinued operations, net of applicable tax effect	5,056	65

Net Income	46,030	72,465

Net Income Attributable to the Noncontrolling Interests	354	2,873

Net Income Attributable to the Redeemable Noncontrolling Interests	669	987

Net Income Attributable to ORIX Corporation Shareholders	45,007	68,605

Note 1:	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.
2:

Pursuant to Accounting Standards Update 2014-08 (“Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”—ASC 205 (“Presentation of Financial Statements”) and ASC 360 (“Property, Plant, and Equipment”)) which was early adopted on April 1, 2014, the results of operations for the three months ended June 30, 2014 have reflected the adoption of this Update.

This Update does not apply to a component or a group of components, which was disposed or classified as held for sale before the adoption date. Therefore in accordance with previous ASC205-20, the results of these operation of subsidiaries and businesses, which were classified as held for sale as of March 31, 2014 are reported as discontinued operations for the three months ended June 30, 2014.

(3) Condensed Consolidated Statements of Comprehensive Income

(For the Three Months Ended June 30, 2013 and 2014)

(Unaudited)

(millions of yen)

	Three Months ended June 30, 2013	Three Months ended June 30, 2014
Net Income :	46,030	72,465

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	315	(6,099)
Net change of defined benefit pension plans	(65)	(90)
Net change of foreign currency translation adjustments	9,579	(10,973)
Net change of unrealized gains (losses) on derivative instruments	550	(282)
Total other comprehensive income (loss)	10,379	(17,444)

Comprehensive Income	56,409	55,021

Comprehensive Income Attributable to the Noncontrolling Interests	1,769	779

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	2,651	182

Comprehensive Income Attributable to ORIX Corporation Shareholders	51,989	54,060

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Segment Information (Unaudited)

1. Segment Information by Sector

	(millions of yen)

	Three Months ended June 30, 2013		Three Months ended June 30, 2014		March 31, 2014	June 30, 2014
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services	18,359	5,246	18,579	5,852	992,078	994,839
Maintenance Leasing	62,396	11,031	65,084	11,014	622,009	637,097
Real Estate	46,542	5,545	45,975	10,847	962,404	916,060
Investment and Operation	31,473	10,699	105,862	9,835	565,740	568,353
Retail	51,227	17,223	69,749	28,954	2,166,986	2,131,107
Overseas Business	59,661	15,509	127,030	39,653	1,972,138	1,934,534

Segment Total	269,658	65,253	432,279	106,155	7,281,355	7,181,990

Difference between Segment Total and Consolidated Amounts	6,414	(3,325)	5,464	5,161	1,788,037	1,798,718

Consolidated Amounts	276,072	61,928	437,743	111,316	9,069,392	8,980,708

Note 1:	The Company evaluates the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.
Note 2:	For certain VIEs used for securitization which are consolidated in accordance with ASC 810-10 (“Consolidations”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs. Certain gains or losses related to assets and liabilities of consolidated VIEs, which are not ultimately attributable to the Company and its subsidiaries, are excluded from segment profits.

2. Geographic Information

	(millions of yen)

	Three Months Ended June 30, 2013
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	213,602	43,757	31,210	(12,497)	276,072
Income before Income Taxes	44,575	18,605	6,993	(8,245)	61,928

	Three Months Ended June 30, 2014
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	308,404	39,214	92,339	(2,214)	437,743
Income before Income Taxes	69,439	9,168	32,810	(101)	111,316

Note 1:	Results of discontinued operations before applicable tax effect are included in each amount attributed to each geographic area.
*Note 2:	Mainly United States
*Note 3:	Mainly Asia, Europe, Australasia and Middle East
Note 4:	Robeco, one of the Company’s subsidiaries domiciled in the Netherlands, conducts principally an asset management business. Due to the integrated nature of such business with its customer base spread across the world, “Other” locations include the total revenues and the income before income taxes of Robeco, respectively, for the three months ended June 30, 2014. The revenues of Robeco aggregated on a legal entity basis were ¥22,327 million in America and ¥18,433 million in other for the three months ended June 30, 2014.

(6) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(7) Subsequent Events

On July 1, 2014, ORIX Life Insurance Corporation (hereinafter, “ORIX Life Insurance”), a wholly owned subsidiary of the Company, completed the acquisition of the entire issued shares of Hartford Life Insurance K.K. (Head office: Minato-ku, Tokyo, Japan, Business description: Life insurance business and reinsurance business, etc., hereinafter, “HLIKK”), from The Hartford Life, Inc. (Head office: Simsbury, Connecticut, U.S.A.), a wholly owned second-tier subsidiary of the The Hartford Financial Services Group, Inc. in order to enhance ORIX Life Insurance’s capital strength and improve the soundness of its operations with the aim of accelerating its future growth. As a result, HLIKK has become a consolidated subsidiary of the Company. HLIKK has become a member of the ORIX Group and had no affiliation with The Hartford Financial Services Group, Inc. since the acquisition date. The total acquisition consideration was ¥97,676 million (US$963 million), which was paid in cash. The acquisition price is subject to adjustments based on the final outcome of HLIKK’s financial position as of June 30, 2014.

The Company expects to recognize a bargain purchase gain relating to the acquisition of HLIKK for an excess of the fair values of its identifiable assets acquired and liabilities assumed over the consideration transferred. However, the amount of such gain, if any, cannot be estimated as of July 30, 2014. The acquisition accounting has not been completed as of July 30, 2014.